Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04036791

27 August 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

APPENDIX I (Rule 10.4)

PRELIMINARY/FULL YEAR REPORT ANNOUNCEMENT

..............................Cue Energy Resources Limited...
(Name of Listing Issuer)

For Full Year Ended...........30 June 2004.. (date)
(referred to in this report as the "full year")

Preliminary **full year** report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on **audited** financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.
The Listed Issuer *has/does not have a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
	Current full year $NZ'000	*Up/ Down %	Previous corresponding full year $NZ'000
1. CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE			
1.1 OPERATING REVENUE			
(a) Trading revenue	6,385	(15)	7,536
(b) Other revenue	55	(43)	97
(c) Total operating revenue	6,440	(16)	7,633
1.2 OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	1,626	50	1,083
(a) Less taxation on operating result	634	62	392
1.3 OPERATING *SURPLUS AFTER TAX	992	44	691
(a) Extraordinary Items after tax [detail in Item 3]	-	-	-
(b) Unrealised net change in value of investment properties	-	-	-
1.4 NET *SURPLUS (DEFICIT) FOR THE PERIOD	992	44	691
(a) Net Surplus (Deficit) attributable to minority interests	-	-	-
1.5 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	992	44	691

*Delete as required

	*CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
	Current full year $NZ'000	Previous corresponding full year $NZ'000
2. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR		
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	55	96
(b) # Unusual items for separate disclosure (detail - Item 3)	-	-
(c) Equity earnings [detail - Item 16]	-	-
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	-	-
(e) Leasing and renting expenses	43	39

(g)	Diminution in the value of assets (other than depreciation)	-	19
(h)	Amortisation of goodwill	-	-
(i)	Amortisation of other intangible assets	1,899	2,371
(j)	Impairment of goodwill	-	-
(k)	Impairment of other intangible assets	-	-
2.2	**SUPPLEMENTARY ITEMS**		
(a)	# Interest costs excluded from Item 2.1(d) and capitalised	-	-
(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	3,406	3,898
(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	-	-

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3. DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	**GROUP – CURRENT FULL YEAR**	
	Operating Revenuer $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:	N/A	N/A
(Disclose Operating Revenue and Operating Surplus)		
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)	N/A	N/A
Description:		
TOTAL MATERIAL NON RECURRING ITEMS		

DETAILS AND COMMENTS	**GROUP – CURRENT FULL YEAR**	
	Operating Revenue $NZ'000	Operating Surplus $NZ'000
Extraordinary Items (Ref. Item 1..3(a))	-	-
Description:		

* Delete as required

4. STATEMENT OF MOVEMENTS IN EQUITY

	STATEMENT OF MOVEMENTS IN EQUITY	
	Current full year $NZ'000	Previous corresponding full year $NZ'000
4.1 *NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	992	691
(a) *Net Surplus (Deficit) attributable to minority interest	-	-
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) * Increases (decreases) in revaluation reserves	59	139
(b) Currency Translation Differences	-	-
(c) Minority interest in other recognized revenue and expenses	-	-
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	1,051	830
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	-	-
(b) Distributions to Owners	-	-
(c) Other	-	-
4.5 EQUITY AT BEGINNING OF FULL YEAR	36,496	35,666
4.6 EQUITY AT END OF FULL YEAR	37,547	36,496

5. EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	EARNINGS PER SECURITY	
	Current full year $NZ cents	Previous corresponding full year $NZ cents
(a) Basic EPS	0.3	0.21
(b) Diluted EPS (if materially different from (a))	N/A	N/A

6. MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(a) Name of subsidiary or group of subsidiaries — N/A

(b) Percentage of ownership acquired

(c) Contribution to consolidated net *Surplus (Deficit) (item 1.4) — $

(d) Date from which such contribution has been calculated — N/A

$

7. **MATERIAL DISPOSALS OF SUBSIDIARIES** [see Note (VII) attached]:

(a)	Name of subsidiary or group of subsidiaries	N/A
(b)	Contribution of subsidiaries to consolidated net *Surplus (Deficit) (item 1.4)	$
(c)	Date to which such contribution has been calculated	
(d)	Contribution to consolidated net *Surplus (Deficit) (item 1.4) for the previous corresponding full year	$
(e)	Contribution to consolidated net *Surplus (Deficit) (item 1.4) from sale of subsidiary	$

8. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report:

SEGMENTS

INDUSTRY	OIL AND GAS EXPLORATION AND PRODUCTION	INVESTMENT	UNALLOCATED AND OTHER	TOTAL
Operating revenue:				
Sales to customers outside the group	6,385	55	-	6,440
Intersegment revenue				
Unallocated revenue	-	-	-	-
Total revenue (consolidated total equal to Item 1© above)	6,385	55	-	6,440
Segment result (including abnormal items where relevant)	2,378	(1,386)	-	992
Unallocated expenses	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	2,378	(1,386)	-	992
Segment assets	33,886	5,160	-	39,046
Unallocated assets	-	-	-	-
Total assets (Equal to Item 9.3)	33,886	5,160	-	39,046

GEOGRAPHICAL	PNG	AUSTRALIA	NZ	INDONESIA	TOTAL
Operating revenue:					
Sales to customers outside the group	6,385	-	-	-	6,385
Intersegment revenue					
Unallocated revenue	-	55	-	-	55
Total revenue (consolidated total equal to Item 1(c) above)	6,385	55	-	-	6,440
Segment result (including abnormal items where relevant)	2,378	(1,386)	-	-	992
Unallocated expenses	-	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	2,378	(1,386)	-	-	992
Segment assets	12,804	5,121	97	21,024	39,046

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
	At end of current full year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
9. CURRENT ASSETS			
(a) Cash	4,713	4,283	
(b) Trade receivables	231	933	
(c) Investments	-	-	
(d) Inventories	-	-	
(e) Other assets, current	685	756	
TOTAL CURRENT ASSETS	5,629	5,972	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables	-	-	
(b) Investments	440	315	
(c) Inventories	-	-	
(d) Property, plant and equipment	6,692	8,530	
(e) Goodwill	26,285	23,047	
(f) Deferred Taxation Assets	-	-	
(g) Other Intangible Assets	-	-	
(h) Other assets, non current	-	555	
9.2 TOTAL NON- CURRENT ASSETS	33,417	32,447	
9.3 TOTAL ASSETS	39,046	38,419	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	638	443	
(b) Income in advance, current	-	-	
(c) Secured loans	-	-	
(d) Unsecured loans	685	756	
(e) Provisions, current	84	84	
(f) Other liabilities, current	-	-	
TOTAL CURRENT LIABILITIES	1,407	1,283	
NON- CURRENT LIABILITIES			
(a) Accounts payable, non-current	-	-	
(b) Secured loans	-	-	
(c) Unsecured loans	-	-	
(d) Provisions, non-current	92	85	
(e) Deferred Taxation Liability, non-current	-	555	
(f) Other liabilities, non-current	-	-	
9.6 TOTAL NON-CURRENT LIABILITIES	92	640	
9.7 TOTAL LIABILITIES	1,499	1,923	
9.8 NET ASSETS	37,547	36,496	
9.9 SHAREHOLDERS' EQUITY			

(ii) Other reserves	-	-	
(c) Retained Surplus (accumulated Deficit) (optional)	(46,425)	(47,417)	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	-	-	
(a) Minority equity interests in subsidiaries	-	-	
9.11 TOTAL SHAREHOLDERS' EQUITY	37,547	36,496	
(a) Returns on Assets (%) (EBIT divided by Total Assets)	4.2%	2.8%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	2.6%	1.9%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders') Equity)	4.0%	5.3%	

[See Note (IX) attached]

10. CASH FLOWS RELATING TO OPERATING ACTIVITIES

	CONSOLIDATED STATEMENT OF CASH FLOWS FOR FULL YEAR	
	Current full year $NZ'000	**Previous corresponding full year $NZ'000**
(a) Receipts from customers	6,537	7,656
(b) Interest received	50	109
(c) Dividends received	-	2
(d) Payment to suppliers and employees	(5,743)	(7,780)
(e) Interest paid	(1)	-
(f) Income taxes paid	(418)	(138)
(g) Other cash flows relating to operating activities	-	-
NET OPERATING FLOWS	425	(151)

[See Note (IX) attached]

11. CASH FLOWS RELATED TO INVESTING ACTIVITIES

	Current full year $NZ'000	**Previous corresponding full year $NZ'000**
(a) Cash proceeds from sale of property, plant and equipment	-	6
(b) Cash proceeds from sale of equity investments	331	-
(c) Loans repaid by other entities	-	-
(d) Cash paid for purchases of property, plant and equipment	(3)	-
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	-
(g) Loans to other entities	-	235
(h) Other cash flows relating to investing activities	-	-
NET INVESTING CASH FLOWS	328	241

[See Note (IX) attached]

12. CASH FLOWS RELATED TO FINANCING ACTIVITIES

	Current full year $NZ'000	**Previous corresponding full year $NZ'000**
(a) Cash proceeds from issue of shares, options, etc	-	-
(b) Borrowings	-	-
(c) Repayment of borrowings	-	-
(d) Dividend paid	-	-
(e) Other cash flows relating to financing activities	-	-
NET FINANCING CASH FLOWS	-	-

[See Notê (IX) attached]

• 13. NET INCREASE (DECREASE IN CASH HELD)

		Current full year $NZ'000	Previous corresponding full year $NZ'000
(a)	Cash at beginning of full year	4,208	4,823
(b)	Exchange rate adjustments to Item 12.3(a) above	(324)	(705)
(C)	CASH AT END OF FULL YEAR	4,637	4,208

14. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

* Delete as required

15. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes ....

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:	Current full year $NZ'000	Previous corresponding full year $NZ'000
Cash on hand and at bank	42	6
Deposits at call	4,595	4,202
Bank overdraft	-	-
Other (provide details eg. Term Deposits)	-	-
TOTAL = CASH AT END OF FULL YEAR [Item 13(c)]	4,637	4,208

16. EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

		EQUITY ACCOUNTED EARNINGS FROM ASSOCIATES	
		Current full year $NZ'000	Previous corresponding full year $NZ'000
16.1	GROUP SHARE OF RESULTS OF ASSOCIATES	N/A	N/A
(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b)	Less Tax		
(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(i)	Extraordinary items		
(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) THE GROUP HAS A MATERIAL (FROM GROUP'S VIEWPOINT) INTEREST IN THE FOLLOWING CORPORATIONS:

Name	Percentage of ordinary shares held at end of full year		Contribution to net *surplus (deficit) (item 1.5)	
EQUITY ACCOUNTED ASSOCIATES	Current full year	Previous corresponding. full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
N/A			Equity Accounted in Current Year	
OTHER MATERIAL INTERESTS			Not Equity Accounted in Current Year	

(b) INVESTMENT IN ASSOCIATES

	EQUITY ACCOUNTED INVESTMENT IN ASSOCIATES	
	Current full year $NZ'000	Previous corresponding full year $NZ'000
	N/A	N/A
Carrying value of investments in associates at beginning of full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of full year		
Amount of goodwill included in the carrying value at end of that full year		

17. ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (if not fully paid)
PREFERENCE SHARES:						
# (Description)						
Issued during current full year						
ORDINARY SHARES						
Issued during current full year	333,943,755	333,943,755	333,943,755	333,943,755	N/A	N/A

CONVERTIBLE NOTES						
# (Description)						
Issued during current full year						

OPTIONS:				
			Exercise Price	Expiry Date
			AUD Cents	
Issued during current full year	500,000	-	8	02/05/05
	500,000	-	10	02/05/05
	500,000	-	12	02/05/06
	500,000	-	15	02/05/06
Of which issued during current year				
	500,000	-	8	02/05/05
	500,000	-	10	02/05/05
	500,000	-	12	02/05/06
	500,000	-	15	02/05/06
DEBENTURES - Total only:		$ nil		
UNSECURED NOTES - Total only:		$ nil		
OTHER SECURITIES		$ nil		

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18. COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the pages attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current full year...........Nil...

(b) Significant trends or events since end of current full year .....Nil...

(c) Changes in accounting policies since last Annual Report to be disclosed ....Nil..

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

....

(e) Management's discussion and analysis of financial condition, result, and/or operations (optional) - this section should contain forward looking statements that should outline where these involved risk and uncertainty.

....

(f) Other Comments

....

19. DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share ......N/A..

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share) ....

20. ANNUAL MEETING (If full year report)

(a) To be held at ....TBA..

(b) Date ....TBA..200................................ Time ....

(c) Approximate date of availability of Annual Report ....TBA.....................................

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting:- ....
(date)